(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NO. 0-20292 CUSIP NUMBER 032092 30 6

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant:	Ampex Corporation
Former name if Applicable:
Address of Principal Executive Office (Street and Number):	1228 Douglas Avenue
City, State and Zip Code	Redwood City, California 94063-3199

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As stated in the Current Report on Form 8-K previously filed by Ampex Corporation (the “Company”) on February 23, 2005, the Audit Committee of the Company’s Board of Directors has concluded that the previously issued financial statements contained in the Company’s Annual Report on Form 10-K as of December 31, 2003 and December 31, 2002 and for each of the years in the period ended December 31, 2003, as well as its interim financial statements contained in Form 10-Q as of and for the periods ending March 31, 2004, June 30, 2004 and September 30, 2004, should no longer be relied upon because of errors in those financial statements. These errors relate to how the Company accounted for its obligations under a pension plan of its former magnetic tape manufacturing subsidiary, which the Company sold in 1995.

The Company and its Audit Committee have been working on these restatements as well as the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004 (the “2004 Form 10-K”). However, they have not yet been completed due to the substantial amount of additional work associated with the restatements, despite diligent efforts. The Company currently expects to file the restated financial reports on Form 10-K for 2003, the interim financial statements included in Forms 10-Q for March, June and September 2004 as well as its 2004 Annual Report on or before April 15, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joel D. Talcott, Esq. (Name)	(650) (Area Code)	367-3330 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 31, 2005, the Company issued a press release announcing its preliminary unaudited results of operations for the year ended December 31, 2004. The Company announced that income from continuing operations, on a preliminary unaudited basis, totaled $48.5 million or $12.73 per diluted share up from a preliminary restated loss from continuing operations in 2003 of $1.8 million or $0.53 per diluted share. The loss for 2003 included a restructuring provision of $3.1 million related to previously vacated real estate. The significant increase in net income was due primarily to an increase in licensing revenues from having concluded new license agreements with several manufacturers of digital still cameras, digital video camcorders and DVD recorders. A portion of royalties received in 2004 relates to non-refundable, non-forfeitable prepayments by certain licensees of their obligations through April 2006.

Ampex Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2005	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Vice President, Chief Financial Officer,
Treasurer and Director